SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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LATAM AIRLINES GROUP S.A.
(Name of Subject Company)

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LATAM AIRLINES GROUP S.A.
(Name of Person(s) Filing Statement)

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American Depositary Shares (as evidenced by American
Depositary Receipts), each representing one share of Common
Stock, without par value
(Title of Class of Securities)

501723100
(CUSIP Number of Class of Securities)

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Andrés del Valle
Presidente Riesco 5711, 20th floor, Las Condes, Santiago, Chile

Telephone: (+56 2) 2565 8765

José María Eyzaguirre Baeza

Claro & Cía.

Av. Apoquindo 3721, 13th floor, Las Condes, Santiago, Chile

Telephone: (+56 2) 2367 3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jeffrey S. Lewis, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 Telephone: (212) 225 2056	Chantal E. Kordula, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 Telephone: (212) 225 2724	Adam J. Brenneman, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 Telephone: (212) 225 2704

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

LATAM Airlines Group S.A. (“LATAM”) is filing this Solicitation/Recommendation Statement relating to pre-commencement communications on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) in connection with the framework agreement dated as of September 26, 2019 (the “Framework Agreement”) between LATAM and Delta Air Lines, Inc. (“Delta”), a corporation organized under the laws of Delaware. On the terms and subject to the conditions set forth in the Framework Agreement, Delta has agreed to launch a tender offer for 20% (and not more than 20%) of the issued and outstanding shares of LATAM, including shares represented by American Depositary Shares (collectively, the “Shares”). The tender offer is subject to certain conditions described in the Framework Agreement. The Framework Agreement sets forth the terms and conditions of a proposed strategic alliance between LATAM and Delta.

Delta has filed a Schedule TO relating to pre-commencement communications with the Securities and Exchange Commission on September 26, 2019.

This Statement is not a recommendation or a solicitation to sell any securities. Delta has not yet commenced a tender offer for the Shares. If and to the extent required by applicable law and solely following the commencement of the tender offer by Delta (in connection with which Delta will file with the U.S. Securities and Exchange Commission a Tender Offer Statement and related materials on Schedule TO), LATAM intends to file with the U.S. Securities and Exchange Commission a Solicitation/Recommendation Statement and related materials on Schedule 14D-9. Holders of the Shares are encouraged to read carefully such documents when they become available, and as they may be amended from time to time, before any decision is made with respect to the potential offer, because they will contain important information. If and when filed, such documents will be available free of charge at the website of the U.S. Securities and Exchange Commission – www.sec.gov. In addition, if and when filed, LATAM will provide copies of its Solicitation/Recommendation Statement free of charge to holders of the Shares.

Item 9.  Exhibits

Exhibit No.	Description

(a)(5)(i)	Delta and LATAM joint press release dated as of September 26, 2019.
(a)(5)(ii)	LATAM’s Material Fact Report dated as of September 26, 2019.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

September 26, 2019	LATAM AIRLINES GROUP S.A.

	By:	/s/ Juan Carlos Menció
	Name:	Juan Carlos Menció
	Title:	VP Legal VP of Legal Affairs of LATAM Airlines Group S.A.

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